Exhibit 99.1

 TOWER SEMICONDUCTOR LTD.
 AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2018

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

INDEX TO UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2018

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	As of	As of
	June 30,	December 31,
	2018	2017
	(unaudited)
A S S E T S

CURRENT ASSETS
Cash and cash equivalents	$486,880	$445,961
Marketable securities	140,140	113,874
Trade accounts receivable	161,017	149,666
Inventories	153,413	143,315
Other current assets	19,089	21,516
Total current assets	960,539	874,332

LONG-TERM INVESTMENTS	28,978	26,073

PROPERTY AND EQUIPMENT, NET	648,413	635,124

INTANGIBLE ASSETS, NET	16,671	19,841

GOODWILL	7,000	7,000

DEFERRED TAX AND OTHER LONG-TERM ASSETS, NET	101,022	111,269

TOTAL ASSETS	$1,762,623	$1,673,639

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Current maturities of loans, leases and debentures	$100,242	$105,958
Trade accounts payable	126,135	115,347
Deferred revenue and customers' advances	10,297	14,338
Employee related liabilities	54,627	50,844
Other current liabilities	21,240	15,886
Total current liabilities	312,541	302,373

LONG-TERM DEBT
Debentures	122,571	128,368
Other long-term debt	126,114	100,355

LONG-TERM CUSTOMERS' ADVANCES	29,771	31,908

EMPLOYEE RELATED LIABILITIES	14,616	14,662

DEFERRED TAX LIABILITY	53,991	63,924

OTHER LONG-TERM LIABILITIES	2,344	2,343

TOTAL LIABILITIES	661,948	643,933

THE COMPANY'S SHAREHOLDERS' EQUITY	1,106,453	1,036,060
Non-controlling interest	(5,778)	(6,354)
TOTAL EQUITY	1,100,675	1,029,706

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,762,623	$1,673,639

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and shares in thousands, except per share data)

	Six months ended		Three months ended
	June 30,		June 30,
	2018	2017	2018	2017

REVENUES	$647,848	$675,139	$335,138	$345,059

COST OF REVENUES	503,155	499,310	256,610	253,998

GROSS PROFIT	144,693	175,829	78,528	91,061

OPERATING COSTS AND EXPENSES:

Research and development	36,439	32,200	18,173	16,432
Marketing, general and administrative	32,109	33,475	16,115	17,238

	68,548	65,675	34,288	33,670

OPERATING PROFIT	76,145	110,154	44,240	57,391

FINANCING EXPENSE, NET	(10,822)	(7,352)	(7,031)	(3,123)

OTHER INCOME, NET	1,600	653	1,578	142

PROFIT BEFORE INCOME TAX	66,923	103,455	38,787	54,410

INCOME TAX EXPENSE, NET	(3,733)	(4,682)	(2,778)	(2,683)

NET PROFIT	63,190	98,773	36,009	51,727

Net loss (income) attributable to non-controlling interest	670	(3,247)	1,733	(1,710)

NET PROFIT ATTRIBUTABLE TO THE COMPANY	$63,860	$95,526	$37,742	$50,017

BASIC EARNINGS PER ORDINARY SHARE:

Earnings per share	$0.65	$1.00	$0.38	$0.52

Weighted average number of ordinary shares outstanding	98,693	95,139	98,888	96,365

DILUTED EARNINGS PER ORDINARY SHARE:

Earnings per share	$0.63	$0.95	$0.37	$0.49

Net profit used for diluted earnings per share	$63,860	$99,883	$37,742	$52,217

Weighted average number of ordinary shares outstanding
used for diluted earnings per share	101,090	105,288	101,066	105,648

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)
(dollars in thousands)

	Six months ended		Three months ended
	June 30,		June 30,
	2018	2017	2018	2017

Net profit	$63,190	$98,773	$36,009	$51,727

Other comprehensive income, net of tax:

Foreign currency translation adjustment	2,301	6,010	(5,689)	9

Change in employees plan assets and benefit obligations	(435)	(315)	(217)	(157)

Unrealized gain (loss) on derivatives and marketable securities	(814)	1,016	117	(18)

Comprehensive income	64,242	105,484	30,220	51,561

Comprehensive (income) loss attributable to non-controlling interest	(576)	(6,529)	4,768	(1,669)

Comprehensive income attributable to the Company	$63,666	$98,955	$34,988	$49,892

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)
(dollars and share data in thousands)

	THE COMPANY'S SHAREHOLDERS' EQUITY
						Accumulated	Foreign currency translation adjustments
	Ordinary	Ordinary	Additional			other					Non
	shares	shares	paid-in	Capital	Unearned	comprehensive		Accumulated	Treasury	Comprehensive	controlling
	issued	amount	capital	notes	compensation	income		deficit	stock	income	interest	Total

BALANCE AS OF JANUARY 1, 2018	98,544	$391,727	$1,347,866	$20,758	$80,565	$1,763	$(24,522)	$(773,025)	$(9,072)		$(6,354)	$1,029,706

Changes during the period:

Issuance of shares	372	1,528	(1,528)									--
Exercise of options	287	1,215	(533)									682
Employee stock-based compensation					6,045							6,045
Other comprehensive income:
Profit								63,860		$63,860	(670)	63,190
Foreign currency translation adjustments							1,055			1,055	1,246	2,301
Change in employees plan assets and benefit obligations						(435)				(435)		(435)
Unrealized loss on derivatives and marketable securities						(814)				(814)		(814)
Comprehensive income										$63,666

BALANCE AS OF JUNE 30, 2018	99,203	$394,470	$1,345,805	$20,758	$86,610	$514	$(23,467)	$(709,165)	$(9,072)		$(5,778)	$1,100,675

OUTSTANDING SHARES, NET OF TREASURY STOCK AS OF JUNE 30, 2018	99,117

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollars in thousands)

	Six months ended
	June 30,
	2018	2017
CASH FLOWS - OPERATING ACTIVITIES

Net profit	$63,190	$98,773

Adjustments to reconcile net profit for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	107,470	102,087
Effect of indexation, translation and fair value measurement on debt	(6,537)	11,761
Other income, net	(1,600)	(653)
Changes in assets and liabilities:
Trade accounts receivable	(10,262)	(7,713)
Other current assets	9,083	(11,746)
Inventories	(9,405)	267
Trade accounts payable	3,909	(10,658)
Deferred revenue and customers' advances	(6,178)	(13,299)
Employee related liabilities and other current liabilities	9,136	3,776
Long-term employee related liabilities	(194)	(491)
Deferred tax, net	(6,682)	(5,670)
Net cash provided by operating activities	151,930	166,434

CASH FLOWS - INVESTING ACTIVITIES

Investments in property and equipment, net	(80,195)	(81,660)
Investments in marketable securities and other assets, net	(30,451)	--
Net cash used in investing activities	(110,646)	(81,660)

CASH FLOWS - FINANCING ACTIVITIES

Exercise of warrants and options, net	684	27,010
Proceeds from loans	99,964	--
Loans repayment	(101,314)	(11,245)
Principal payments on account of capital lease obligation	(1,497)	--
Debentures repayment	--	(6,215)
Dividend paid to Panasonic	--	(4,378)
Net cash provided by (used in) financing activities	(2,163)	5,172

EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	1,798	4,280

INCREASE IN CASH AND CASH EQUIVALENTS	40,919	94,226
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	445,961	389,377

CASH AND CASH EQUIVALENTS - END OF PERIOD	$486,880	$483,603

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollars in thousands)

	Six months ended
	June 30,
	2018	2017

NON-CASH ACTIVITIES:

Investments in property and equipment	$33,493	$25,256

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the period for interest, net	$2,376	$6,308
Cash paid during the period for income taxes, net	$2,139	$9,814

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2018
(dollars in thousands, except per share data)

NOTE 1        -        GENERAL

Basis for Presentation

The unaudited condensed interim consolidated financial statements of Tower Semiconductor Ltd. (“Tower”) as of June 30, 2018 include the financial statements of Tower and (i) its wholly-owned subsidiary Tower US Holdings Inc., the sole owner of: (1) Jazz US Holdings Inc. and its wholly-owned subsidiary, Jazz Semiconductor, Inc. and (2) TowerJazz Texas Inc., and (ii) its 51% owned subsidiary, TowerJazz Panasonic Semiconductor Co., Ltd. Tower and its subsidiaries are collectively referred to as the “Company”.

The Company’s unaudited condensed interim consolidated financial statements are presented after elimination of inter-company transactions and balances and are presented in accordance with U.S. generally accepted accounting principles (“US GAAP”).

The unaudited condensed interim consolidated financial statements of the Company should be read in conjunction with the audited consolidated financial statements of the Company as of December 31, 2017 and for the year then ended, including the notes thereto.

In the opinion of the Company's management, the unaudited condensed interim consolidated financial statements include all adjustments necessary for a fair presentation of the Company’s financial position as of the dates presented and results of operations for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected on a full-year basis.

NOTE 2        -        INITIAL ADOPTION OF NEW STANDARDS

In May 2014, the Financial Accounting Standards Board ("FASB") amended the existing accounting standards for revenue recognition in Accounting Standards Update (“ASU”) 2014-09 “Revenue from Contracts with Customers”, which amendment has been further amended several times. This standard is based on the principle that revenue should be recognized to depict the value of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services if sold at the end of the calendar quarter.

ASU 2014-09 was effective in January 1, 2018. The amendment may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application.

The Company’s assessment did not identify a change in revenue recognition timing on most material revenues (mainly wafer production), for which recognition will be at a point in time upon control being transferred to the customers. The Company considered whether control over wafers in production is transferred over time, and reached the conclusion that recognition should be only at a point in time upon completion of production and delivery to customers.

The Company provides its customers with other services that are immaterial in scope and/or amount. The Company does not expect any change in the recognition of such services, in accordance with current standards.

The standard was adopted in January 1, 2018. The Company elected the modified retrospective approach as the transition method and had no transition adjustment to its retained earnings upon adoption.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2018
(dollars in thousands, except per share data)

NOTE 2        -        INITIAL ADOPTION OF NEW STANDARDS (cont.)

In January 2016, the FASB issued ASU 2016-01 to address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The standard requires entities to measure equity investments that do not result in consolidation and are not accounted for under the equity method at fair value and recognize any changes in fair value in net income. The provisions under this amendment are effective January 1, 2018, and for interim periods within that year. The adoption of ASU 2016-01 did not have a material impact on the Company’s financial statements and its financial results.

In October 2016,  the FASB issued ASU 2016-16 to require the recognition of the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The previous GAAP prohibited the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party. The amendments in this update eliminate the exception for an intra-entity transfer of an asset other than inventory. The amendments are effective January 1, 2018, and for interim periods within that year. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18 to require amounts generally described as restricted cash and restricted cash equivalents to be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendment is effective January 1, 2018, and for interim periods within that year. The adoption of this guidance did not impact the Company’s consolidated statement of cash flows and disclosures.

In May 2017, the FASB issued ASU 2017-09 which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. The guidance is effective beginning in the first quarter of fiscal year 2018. The adoption of this guidance had no impact on its consolidated financial statements.

NOTE 3        -        RECENT DEVELOPMENTS

A.	Wells Fargo Credit Line

In February 2018, Jazz and Wells Fargo signed an amendment to the credit line agreement according to which the amended secured asset-based revolving credit line was extended to be available until February 2023, with a total maximal drawdown amount of $70,000 (the “Credit Line Agreement”). The agreement and the borrowing availability are subject to certain customary financial ratios and covenants and the applicable interest on any borrowings under the Credit Line Agreement is at a rate equal to, at lender’s option, either the lender’s prime rate plus 0.0% to 0.5% per annum or the LIBOR rate plus 1.25% to 1.75% per annum. Outstanding loans borrowed under this line as of June 30, 2018 were $0 and borrowing availability was $70,000 of which approximately $1,000 was utilized through letters of credit.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2018
(dollars in thousands, except per share data)

NOTE 3        -        RECENT DEVELOPMENTS (Cont.)

B.	TPSCo Loans from Japanese Financial Institutions

In June 2018, TPSCo early repaid its outstanding loans due 2018-2020 carrying floating interest rates of TIBOR plus 1.65% to TIBOR plus 2% and refinanced them with 11 Billion JPY (approximately $100,000) new asset-based loan agreements with JA Mitsui Leasing, Ltd., Sumitomo Mitsui Trust Bank, Limited (SMTB) and Sumitomo Mitsui Banking Corporation (SMBC) (“JP Loan”). The JP Loan includes three years grace period with final maturity of seven years and it carries a fixed interest rate of 1.95% per annum. Principal is payable in nine semiannual payments starting June 2021 until June 2025. The JP Loan is secured by a lien over the machinery and equipment of TPSCo located in Uozu and Tonami manufacturing facilities.

The JP Loan also contains certain financial ratios and covenants, as well as customary definitions of events of default and acceleration of the repayment schedule. TPSCo’s obligations pursuant to the JP Loan are not guaranteed by Tower or any of its affiliates. As of June 30, 2018, TPSCo was in compliance with all of the financial ratios and covenants under this JP Loan.

C.	Equity Grants to CEO and Directors

On July 3, 2018, the Company's shareholders approved the grant of the following Restricted Stock Units (“RSUs”) to the Company's CEO and members of the Board of Directors under the Company’s 2013 Share Incentive Plan: (i) 107,290 time vested RSUs and 71,527 performance based RSUs to the CEO, which RSUs will vest linearly over a three-year period, 33% at the end of each year of the 3 years following the grant date for a compensation value of $3,900; and, in addition, 50,435 performance based RSUs vesting over three years, with 65% vesting at the first anniversary of the grant, additional 25% at the second anniversary and the remaining at the third anniversary for an additional compensation value of $1,100; (ii) 13,755 time vested RSUs to the chairman of the Board of Directors (“the Chairman”) for a total compensation value of $300, to vest linearly over a three-year period, 33% at the end of each year of the 3 years following the grant date; and (iii) 3,438 time vested RSUs to each of the 8 members of the Board of Directors (other than to the Chairman and the CEO), for an aggregate compensation value of $600, vesting over a two-year period, with 50% vesting at the end of the first anniversary of the date of grant and 50% on the second anniversary of the date of grant.

D.	TJT Bank Loan

In July 2018, TJT early repaid JA Mitsui Leasing Capital Corporation its $40,000 asset-based term loan, which carried interest rate of LIBOR+2.0% per annum.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2018
(dollars in thousands, except per share data)

NOTE 4        -        ADDITIONAL INFORMATION - RECONCILIATION OF US GAAP TO IFRS

A.	Introduction

The Company’s financial statements are prepared and presented in accordance with US GAAP.

As many of the Company’s investors and analysts are located in Israel and in Europe and are familiar with and use the International Financial Reporting Standards rules (“IFRS”), the Company is providing on a voluntary basis a reconciliation from US GAAP to IFRS as detailed below (condensed interim consolidated statements of balance sheet, condensed interim consolidated statements of operations and additional information). IFRS differs in certain significant aspects from US GAAP, however the primary differences between US GAAP and IFRS related to the Company are accounting for goodwill, financial instruments, pension plans and termination benefits. The main adjustments and differences between US GAAP and IFRS relating to the Company’s financial statements are described in detail in Note 21 to the Company’s financial statements for the year ended December 31, 2017. In addition, the Company is providing on a voluntary basis its condensed IFRS financial statements as of June 30, 2018 and a reconciliation from US GAAP to IFRS as detailed below.

B.	Condensed Interim Consolidated Balance Sheet in Accordance with IFRS:

	As of June 30, 2018
	US GAAP	Adjustments	IFRS
ASSETS
Current assets	$960,539	$5,311	$965,850
Property and equipment, net	648,413	--	648,413
Long-term assets	153,671	(7,000)	146,671
Total assets	$1,762,623	$(1,689)	$1,760,934
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	$312,541	$5,496	$318,037
Long-term liabilities	349,407	(1,715)	347,692
Total liabilities	661,948	3,781	665,729
TOTAL EQUITY	1,100,675	(5,470)	1,095,205
Total liabilities and shareholders' equity	$1,762,623	$(1,689)	$1,760,934

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2018
(dollars in thousands, except per share data)

NOTE 4        -        ADDITIONAL INFORMATION - RECONCILIATION OF US GAAP TO IFRS (Cont.)

C.	Condensed Interim Consolidated Statement of Operations in Accordance with IFRS:

	Six months ended June 30, 2018
	US GAAP	Adjustments	IFRS
OPERATING PROFIT	$76,145	$(365)	$75,780
Financing expense, net	(10,822)	52	(10,770)
Other income, net	1,600	--	1,600
Profit before income tax	66,923	(313)	66,610
Income tax expense	(3,733)	--	(3,733)
NET PROFIT	63,190	(313)	62,877
Net income attributable to non-controlling interest	670	--	670
NET PROFIT ATTRIBUTABLE TO THE COMPANY	$63,860	$(313)	$63,547

D.	Reconciliation of Net Profit from US GAAP to IFRS:

	Six months ended June 30,
	2018	2017
Net profit in accordance with US GAAP	$63,860	$95,526
Financial Instruments	52	52
Pension plans	(743)	(314)
Termination Benefits	378	156
Net profit in accordance with IFRS	$63,547	$95,420

E.	Reconciliation of Shareholders’ Equity from US GAAP to IFRS:

	As of June 30,	As of December 31,
	2018	2017
Shareholders’ equity in accordance with US GAAP	$1,100,675	$1,029,706
Financial Instruments	(185)	(185)
Termination Benefits	1,715	1,337
Goodwill	(7,000)	(7,000)
Shareholders’ equity in accordance with IFRS	$1,095,205	$1,023,858